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EXHIBIT 12

TRIBUNE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Fiscal Year Ended December
	2003	2002	2001	2000	1999
Income from continuing operations, before cumulative effect of accounting change	$891,379	$608,579	$111,136	$310,401	$1,449,962
Add:
Income tax expense	523,857	331,376	157,815	270,351	933,981
(Income) loss on equity investments	(5,590)	40,875	60,813	79,374	40,083
Distributed income from equity investees	16,810	12,567	21,784	9,693	—
Minority interest expense, net of tax	—	—	—	16,335	—

Subtotal	1,426,456	993,397	351,548	686,154	2,424,026

Fixed charge adjustments
Add:
Interest expense	198,123	213,309	254,521	240,708	113,031
Amortization of capitalized interest	3,224	3,269	2,989	4,012	2,065
Interest component of rental expense(1)	20,720	22,503	22,853	18,620	9,312

Earnings, as adjusted	$1,648,523	$1,232,478	$631,911	$949,494	$2,548,434

Fixed charges:
Interest expense	$198,123	$213,309	$254,521	$240,708	$113,031
Interest capitalized	383	2,383	3,184	1,950	1,117
Interest component of rental expense(1)	20,720	22,503	22,853	18,620	9,312
Interest related to guaranteed ESOP debt(2)	2,836	5,565	8,191	10,718	13,146

Total fixed charges	$222,062	$243,760	$288,749	$271,996	$136,606

Ratio of earnings to fixed charges	7.4	5.1	2.2	3.5	18.7

(1)
Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(2)
Tribune Company guarantees the debt of its Employee Stock Ownership Plan ("ESOP"). The notes issued by the Company's ESOP matured on Dec. 16, 2003 and were fully repaid.

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  EXHIBIT 12
TRIBUNE COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (In thousands, except ratios)